UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote VP, Treasurer (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2013
Nine Month Net Sales Increases 13%, Operating Income Up 24%

Hawthorne, NY, February 10, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three months and nine months ended December 31, 2013.

Quarter ended December 31, 2013 Highlights - compared to December 31, 2012
●	Net sales of $213.6 million, increased $27.9 million, or 15.0%, with a decrease in volumes
●	Gross profit, as a percentage of net sales was 80.7%, compared to 75.4%
●	Research and development expenses increased 27.8% to $15.1 million or 7.1% of net sales compared to 6.4%
●	Selling, marketing, general and administrative expenses, as a percentage of net sales, was 10.3% compared to 11.2%
●	Operating income increased to $134.9 million, or 63.2% of net sales, compared to $104.0 million, or 56.0% of net sales
●	Net income attributable to Taro was $115.6 million compared to $88.8 million, resulting in diluted earnings per share of $2.59 compared to $1.98

Nine Months ended December 31, 2013 Highlights - compared to December 31, 2012
●	Net sales of $572.1 million, increased $66.3 million, or 13.1%, with relatively flat volumes
●	Gross profit, as a percentage of net sales was 76.7%, compared to 74.2%
●	Research and development expenses increased 23.2% to $42.3 million or 7.4% of net sales compared to 6.8%
●	Selling, marketing, general and administrative expenses were relatively flat, however, as a percentage of net sales decreased from 12.7% to 11.4%
●	Settlements and loss contingencies of $2.6 million compared to $11.3 million in 2012, related to certain price reporting litigations
●	Operating income increased to $328.7 million, or 57.5% of net sales, compared to $265.4 million, or 52.5% of net sales
●	Net income attributable to Taro was $270.7 million compared to $217.0 million, a $53.7 million increase, resulting in diluted earnings per share of $6.05 compared to $4.86

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the period ended December 31, 2013, as compared to December 31, 2012, was $273.7 million compared to $173.1 million
●	Cash, including marketable securities of $573.5 million, which includes the impact from the December 2013 tender offer of $193.0 million, increased $13.0 million from March 31, 2013
●
Shareholders’ equity increased $58.4 million from March 31, 2013 however, decreased $92.2 million from September 30, 2013 as a result of the aforementioned tender offer, whereby Taro purchased 1,959,514 ordinary shares

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

During the quarter, the Company filed six ANDAs with the FDA.  With this, ANDAs representing twenty-five products as well as one NDA await FDA approval.

Taro Announces Final Results of Its Self-Tender Offer

On December 30, 2013, Taro announced the final results of its modified “Dutch auction” tender offer whereby, an aggregate of 1,959,514 ordinary shares were properly tendered and not properly withdrawn at or below the final purchase price of $97.50 per share, for an aggregate purchase price of $191.1 million (excluding fees and expenses relating to the tender offer).

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2014.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2013	2012	2013	2012
Sales, net	$213,598	$185,695	$572,109	$505,821
Cost of sales	41,136	45,769	133,461	130,470
Gross Profit	172,462	139,926	438,648	375,351

Operating Expenses:
Research and development, net	15,124	11,838	42,263	34,306
Selling, marketing, general and administrative	21,904	20,753	65,086	64,312
Settlements and loss contingencies	540	3,300	2,590	11,300
Operating income	134,894	104,035	328,709	265,433

Financial Expenses, net:
Interest and other financial (income) expenses, net	(1,436)	(581)	(3,926)	(440)
Foreign exchange (income)	(2,513)	(1,992)	(3,221)	(1,736)
Other income, net	436	1,359	962	1,952
Income before income taxes	139,279	107,967	336,818	269,561
Tax expense	23,514	18,779	65,296	51,713
Income from continuing operations	115,765	89,188	271,522	217,848

Net loss from discontinued operations	(50)	(37)	(222)	(44)
Net income	115,715	89,151	271,300	217,804
Net income attributable to non-controlling interest	100	374	553	765

Net income attributable to Taro	$115,615	$88,777	$270,747	$217,039

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.59	$1.98	$6.06	$4.86
Diluted	$2.59	$1.98	$6.05	$4.86

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00	)*	$(0.01)		$(0.00	)*
Diluted	$(0.00	)*	$(0.00	)*	$(0.00	)*	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$2.59	$1.98	$6.05	$4.86
Diluted	$2.59	$1.98	$6.05	$4.86

Weighted-average number of shares used to compute net income per share:
Basic	44,700,460	44,725,898	44,749,065	44,651,534
Diluted	44,703,837	44,740,427	44,752,633	44,699,715

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2013	2013
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$207,455	$237,284
Short-term bank deposits	362,901	312,603
Restricted short-term bank deposits	-	7,430
Marketable securities	3,102	3,183
Accounts receivable and other:
Trade, net	127,010	119,810
Other receivables and prepaid expenses	158,002	119,768
Inventories	119,822	109,626
Long-term assets held for sale, net	73	67
TOTAL CURRENT ASSETS	978,365	909,771

Long-term receivables and other assets	45,757	23,227
Property, plant and equipment, net	150,960	145,265
Other assets	29,942	28,373
TOTAL ASSETS	$1,205,024	$1,106,636

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$12,084	$11,330
Trade payables and other current liabilities	231,849	181,201
TOTAL CURRENT LIABILITIES	243,933	192,531

Long-term debt, net of current maturities	6,107	17,269
Deferred taxes and other long-term liabilities	5,120	5,875
TOTAL LIABILITIES	255,160	215,675

Taro shareholders’ equity	944,697	886,347
Non-controlling interest	5,167	4,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,205,024	$1,106,636

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2013	2012
Operating Activities:
Net income	$271,300	$217,804
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	12,408	13,493
Share-based compensation expense	-	8
(Gain) loss on sale of long-lived assets and marketable securities, net	(5)	106
Increase (decrease) in long-term debt due to currency fluctuations	1,260	(23)
Increase in trade receivables, net	(7,542)	(23,417)
Change in derivative instruments, net	2,426	1,048
Increase in other receivables, prepaid expenses and other assets	(37,741)	(10,622)
Increase in inventories, net	(11,646)	(1,021)
Effect of exchange differences on inter-company balances	(6,858)	367
Increase (decrease) in trade and other payables and liabilities	50,113	(24,647)
Net cash provided by operating activities	273,715	173,096

Investing Activities:
Purchase of property, plant & equipment	(16,646)	(6,183)
Investment in other intangible assets	(4,401)	(765)
Investment in long-term security deposits and other assets	(25,076)	(5,289)
Investment in short-term bank deposits	(56,581)	(126,415)
Proceeds from restricted bank deposits	7,430	8,350
(Investment in) proceeds from marketable securities	(50)	1
Net cash used in investing activities	(95,324)	(130,301)

Financing Activities:
Purchase of treasury shares	(192,993)	-
Excess tax benefits from share-based payment arrangements	97	-
Proceeds from issuance of shares, net	1,189	5,877
Repayments of long-term debt	(11,668)	(10,554)
Net cash used in financing activities	(203,375)	(4,677)

Effect of exchange rate changes	(4,845)	611
Net (decrease) increase in cash	(29,829)	38,729
Cash at beginning of period	237,284	238,266

Cash at end of period	$207,455	$276,995

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director